DECHERT LLP

1900 K Street, NW

Washington, D.C. 20006

(202) 261-3300

September 2, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	The Weitz Funds

Preliminary Proxy Statement

File No. 811-21410

Dear Ms. Browning:

On behalf of The Weitz Funds (the “Registrant”), which filed a Preliminary Proxy Statement on Form PRE 14A (the “Proxy Statement”) with the Commission on June 30, 2022, I wish to respond to the comments on the Proxy Statement that you provided to me over the telephone: (i) initially on July 8, 2022 and (ii) subsequently on August 31, 2022, with respect to the contents of the Proxy Statement. The proposed responses on behalf of the Registrant to each of the initial comments and the subsequent comments are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Statement.

1. Comment: Please be advised that in accordance with Rule 14a-6(e), preliminary proxy materials, including the proxy card, should be labeled as “Preliminary Copies” at the time that the preliminary filing is made.

Response: The Registrant notes the comment and will undertake to make such disclosures in any future filings of preliminary proxy materials.

2. Comment: In the Questions and Answers section (the “Q&As”), the disclosure uses the singular when referring to shareholders being asked to approve “a New Advisory Agreement”. This disclosure is potentially misleading because it seems to suggest there is a vote only on one single “New Advisory Agreement” when, in fact, each of the nine Funds are separately voting on their own respective New Advisory Agreements. Accordingly, please revise the disclosure to reflect the fact that shareholders of each individual Fund are being asked to vote separately with respect to approval of the New Advisory Agreement for their separate investment series, and not for a single, stand-alone New Advisory Agreement for all of the Funds collectively.

Response: The disclosure has been revised consistent with the comment.

3. Comment: Please confirm supplementally to the Staff that the action being taken with respect to the approval of each of the New Advisory Agreements will not result, either directly or indirectly, in the establishment of a new fee or expense or an increase in any existing fee or expense to be paid by any Fund or its shareholders. In addition, please also confirm supplementally that the terms of the currently effective Expense Limitation Agreements with respect to the Funds will continue to be applicable following the completion of the Transaction.

Response: This will confirm that the approval of each of the New Advisory Agreements will not result, either directly or indirectly, in the establishment of a new fee or expense or an increase in any existing fee or expense to be paid by any Fund or its shareholders. In connection with this response, it is further confirmed that the terms and conditions of the currently effective Expense Limitation Agreements will continue to be maintained at their present levels in connection with the new Expense Limitation Agreements.

4. Comment: The disclosure in various places throughout the Proxy Statement uses the term “we” without clearly identifying whom the phrase is specifically referring to. Please revise the disclosure to clearly indicate who the term “we” is referring to for these purposes.

Response: The disclosure has been revised consistent with the comment.

5. Comment: The disclosure in the Dear Shareholder Letter states that due to the health and safety concerns posed by the COVID-19 pandemic, there is a possibility that the Special Meeting, which is currently scheduled to be held as an in-person meeting, could potentially be convened instead as a virtual online meeting if a determination is ultimately made that it would be advisable to do so. Please therefore confirm supplementally to the Staff that in the event that a virtual online meeting is, in fact, to be convened, any such virtual online meeting will be conducted in a manner consistent with the Staff’s written statement titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns”.

Response: This will confirm that in the event that a determination is made that it is advisable to hold the Special Meeting as a virtual online meeting due to health and safety concerns as a result of COVID-19, such virtual online meeting will be conducted in a manner that is consistent with all relevant Staff guidance regarding virtual shareholder meetings, including the guidance set forth in “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns”.

6. Comment: The disclosure states that the Transaction will result in an assignment of each Fund’s Current Advisory Agreement for purposes of the 1940 Act. Please supplementally inform the Staff why an interim Investment Advisory Agreement in accordance with Rule 15a-4 is not being utilized.

Response: This will confirm that the Transaction will not be completed until after shareholders have approved each of the New Advisory Agreements, and therefore, the type of interim investment advisory agreement provided for in Rule 15a-4 is not required to be used.

7. Comment: In the disclosure under Proposal 1 – Introduction and Background – when describing the timing of the Transaction, it is stated in the last line of the second paragraph that: “The Transaction is expected to occur sometime in 2022.” Please revise this disclosure to provide more specificity as to exactly when the Transaction is expected to be completed.

Response: The disclosure has been revised to state that: “The Transaction is expected to occur shortly after the Special Meeting is held in October”. During our subsequent telephone call on August 31, 2022, you indicated that the Staff is of the view that this revised disclosure is still too vague and should therefore be further revised to clarify the timing of the anticipated completion of the Transaction. The Registrant respectfully maintains that the revised disclosure provides shareholders with reasonable and appropriate information with respect to the expected timing of the Transaction by informing them that it is expected to be consummated shortly after the Special Meeting is being held.

8. Comment: The disclosure describing Proposal 1 indicates that as part of the Adviser’s succession planning arrangements, Mr. Wallace Weitz will be exchanging his voting stock in the Adviser for non-voting stock currently held by his son Mr. Drew Weitz. Please confirm supplementally to the Staff that no other consideration has been or will be exchanged between Mr. Wallace Weitz and Mr. Drew Weitz in connection with carrying out the Transaction.

Response: This will confirm that in connection with carrying out the Transaction, no other consideration has been or will be exchanged between Mr. Wallace Weitz and Mr. Drew Weitz other than the interest in the shares of the Adviser that are being exchanged.

9. Comment: In the Q&A section for Proposal 1, the Question asks: “Will the Funds’ net expenses increase?”. Please add additional disclosure affirmatively stating that none of the contractual fees with respect to the service providers currently servicing the Funds will be increased in connection with the Transaction. In addition, please confirm supplementally to the Staff that pro forma financial statements are not required to be provided in connection with the Proposal.

Response: The disclosure has been revised consistent with the comment. In addition, this will confirm that pro forma financial statements are not required to be presented in connection with these matters because none of the current fees are changing as a result of the Transaction.

10. Comment: Please include additional disclosure in the Proxy Statement, including a new Q&A, confirming that, in connection with the Transaction, no Fund will experience a change in its currently effective investment objective, strategies, policies or restrictions

(other than with respect to Partners III Fund, which will be subject to a change in its classification status as a result of Proposal 3). In addition, please add this disclosure to the text of the Proxy Statement.

Response: The disclosure has been revised consistent with the comment.

11. Comment: Please include additional disclosure in the Proxy Statement, including a new Q&A, confirming that, in connection with the Transaction, there will be no change in the amount of a shareholder’s investment in the Fund(s) that they currently own and that they will continue to own the same number of shares in the Fund(s) that were owned immediately prior to the closing of the Transaction.

Response: The disclosure has been revised consistent with the comment.

12. Comment: In the disclosure throughout the Proxy Statement regarding the Board making “best interest” determinations, if applicable, please consistently reference that the Board made such determinations with respect to both the subject Fund or Funds and their shareholders.

Response: The disclosure has been revised consistent with the comment.

13. Comment: Please include additional disclosure in the Proxy Statement, including a new Q&A, confirming that, in connection with the Transaction, the terms of the currently effective Expense Limitation Agreements will not change and that they will remain at the currently effective levels following the completion of the Transaction.

Response: This will confirm that the subject disclosure has been added.

14. Comment: Please include additional disclosure in the Proxy Statement, including a new Q&A, indicating what will happen if the proposed New Advisory Agreements are not approved.

Response: The disclosure has been revised consistent with the comment.

15. Comment: In the Answer provided under the Q&As for Proposal 2 – The Election of Trustees – “Why am I being asked to elect the Nominees to the Board?” – please add additional disclosure stating that if all of the Nominees are elected at this time, then it is not expected that shareholders will have the opportunity to vote on the election of new Trustees until such time as a vote on the election of new Trustees is required in accordance with relevant provisions of the 1940 Act with respect to the need for shareholder approval of new Trustees.

Response: The disclosure has been revised consistent with the comment.

16. Comment: In the Q&A Section of Proposal 3 – Change in the Sub-Classification (Partners III Opportunity Fund) – in the first sentence of the Answer it is stated that: “A non-diversified fund typically presents a heightened degree of investment risk due to its ability to make more concentrated investments.” The use of the phrase “concentrated investments” in this context may be confusing to shareholders as it may connote the concept of concentrated investments as used in Section 8(b)(1) of the 1940 Act regarding the ability of a fund to concentrate its investments in a particular industry or group of industries. Accordingly, please revise the disclosure used in this sentence by removing the reference to “concentrated investments” and instead using a different term or phrase that connotes a more non-diversified investment portfolio for purposes of the 1940 Act.

Response: The disclosure has been revised consistent with the comment.

17. Comment: Please include an additional new Q&A that addresses who is responsible for paying for the proxy solicitation fees and expenses, which information is currently disclosed under the section of the Proxy Statement titled “Expenses”, and indicate if any of the parties intend to seek reimbursement in connection with the fees and expenses that they have agreed to pay.

Response: The disclosure has been revised consistent with the comment.

18. Comment: Please include an additional new Q&A that addresses how shareholders may revoke their vote after it has been submitted, which includes information disclosing where the shareholders should direct any revocation request and indicating whether this may be done electronically.

Response: The disclosure has been revised consistent with the comment.

19. Comment: Please include an additional new Q&A that discloses whether anyone may be contacting shareholders regarding the voting process.

Response: The disclosure has been revised consistent with the comment.

20. Comment: Please include an additional new Q&A that discloses whether any one Proposal is contingent on another Proposal.

Response: The disclosure has been revised consistent with the comment.

21. Comment: Certain of the defined terms used in the Proxy Statement are not consistently defined. Accordingly, please review the use of the defined terms and apply them consistently.

Response: The disclosure has been revised consistent with the comment.

22. Comment: On Page 15, the disclosure states that each one of the New Advisory Agreements: “…will be substantially similar to each Fund’s Current Advisory Agreement”. If applicable, please revise this disclosure to state that each one of the New Advisory Agreements is not materially different from its respective Current Advisory Agreement, and please consistently apply this comment throughout the Proxy Statement when reference is made to things being “substantially similar”.

Response: The disclosure has been revised consistent with the comment.

23. Comment: On Page 16, in the section titled “Comparison of Current Advisory Agreements and New Advisory Agreements”, the disclosure in the section captioned “Limitation of Liability” states that: “Under the Current Advisory Agreement for each Fund, the Adviser shall not be liable to the Trust for any act or omission by the Adviser or for any losses sustained by the Trust or its shareholders except in the case of willful misfeasance, bad faith, gross negligence or reckless disregard of duty..” Please confirm supplementally to the Staff that the New Advisory Agreements’ provisions with respect to the Adviser’s liability comply in all respects with the relevant requirements of Section 17(i) of the 1940 Act. In addition, please consider revising the disclosure in a manner that is consistent with Section 17(i).

Response: This will confirm that provisions in the New Advisory Agreements with respect to the Adviser’s limitation on liability comply in all respects with the relevant provisions of Section 17(i) and are based in full on Section 17(i). In addition, the Registrant notes that the disclosure presented is taken verbatim from the language included in both the Current Advisory Agreements and the New Advisory Agreements, and accordingly, the Registrant has determined that it would not be advisable to revise this disclosure because it is taken directly from each of the respective Agreements and thus cannot be modified for disclosure purposes.

24. Comment: Under the section titled “Board Considerations”, please indicate whether the Board retained separate independent legal counsel in connection with its consideration of the Transaction and the related contract approval process. In addition, please confirm supplementally to the Staff whether the Board considered the use of separate independent legal counsel in connection with its consideration of the Transaction and the related contract approval process.

Response: The disclosure has been revised consistent with the comment. In addition, this will confirm that the Board considered the possible use of separate independent legal counsel and made a determination to rely upon Fund counsel for these purposes based upon the nature of the Transaction and the parties involved.

25. Comment: On Page 17, in the section titled “Board Considerations”, in the fourth paragraph of that section, the disclosure states that: “The Board considered that the Transaction is being implemented as a result of the Adviser’s succession planning, as control of the Adviser will transfer from Mr. Wallace Weitz to Mr. Drew Weitz and that all key personnel of the Funds and the Adviser would remain in place after the Transaction”. In connection with the use of the phrase “key personnel” in this sentence, please add additional disclosure specifying which types of personnel were considered by the Board to be “key” personnel when considering the importance of the personnel that would be remaining in place following the closing of the Transaction.

Response: The disclosure has been revised consistent with the comment.

26. Comment: On Page 17, in the section titled “Board Considerations”, there is a cross-reference to Appendix E containing a more complete description of the process followed by the Board and containing a description of the information reviewed by the Board and the material factors considered by the Board in approving the adoption of the New Advisory Agreements. Please include additional disclosure in this section of the Proxy Statement regarding the particular factors that were considered by the Board in determining to approve the New Advisory Agreements. In addition, please include additional disclosure regarding the determination that was made by the Board to approve the New Advisory Agreements based upon the particular factors that were taken into consideration by the Board with respect to these factors.

Response: The disclosure has been revised consistent with the comment. In addition, with respect to these matters, the Registrant respectfully notes that it is of the view that the proxy materials already contain a sufficient description of the Board’s determination to approve the New Advisory Agreements, such that additional disclosure is not deemed to be necessary.

27. Comment: On Page 17, in the section titled “Board Considerations”, please disclose whether the Board considered whether there might be any adverse impact to the Funds and their shareholders resulting from carrying out the Transaction, and, if the Board did not consider whether there might be adverse impacts to the Funds and their shareholders, please supplementally inform the Staff why they did not do so.

Response: The disclosure has been revised consistent with the comment.

28. Comment: Under the disclosure for Proposal 2 – Election of Trustees – in the section titled “Introduction and Background”, the manner of presentation of the information used under the subsection titled “Information About the Current Trustees and Nominees” does not conform to the disclosure requirements for the presentation of the required information about the Current Trustees and the Nominees. Please revise the presentation of the information in the chart to conform with the applicable disclosure requirements.

Response: The disclosure has been revised consistent with the comment.

29. Comment: Under the disclosure for Proposal 2 – “Election of Trustees” - in the section titled “Board Recommendation”, the disclosure states that: “The Board believes that the election of the Nominees is in the best interests of the Trust”. Please revise the disclosure to reflect that the Board believes that the election of the Nominees is in the best interest of each of the Funds and their shareholders.

Response: The disclosure has been revised consistent with the comment.

30. Comment: On Page 28, in the section titled “Vote Required”, the disclosure states that “Election of the Nominees as Trustees must be approved by a plurality of the votes cast in person or by proxy at the Special Meeting of the Trust if a quorum exists”. Please add disclosure that explains the meaning of the phrase “plurality of the votes cast in person or by proxy” for these purposes.

Response: The disclosure has been revised consistent with the comment.

31. Comment: On Page 28, under Proposal 3 – “Partners III Opportunity Fund – Change in Sub-Classification” - in the section titled “Introduction and Background”, the disclosure states that: “Because a non-diversified fund can invest a greater portion of its assets in a fewer number of issuers than a diversified fund, the investment return of a fund that operates as non-diversified typically is dependent upon the performance of a smaller number of issuers than a diversified fund. A non-diversified fund is therefore more susceptible to adverse developments affecting any single issuer held in its portfolio than a diversified fund and may be more susceptible to greater losses because of such developments.”. This disclosure does not adequately address the additional risks related to the holdings of foreign issuers in a non-diversified portfolio. Please include additional disclosure with respect to the risks presented by holding the shares of foreign issuers in a non-diversified portfolio.

Response: The disclosure has been revised consistent with the comment.

32. Comment: On Page 28, under Proposal 3 – “Partners III Opportunity Fund – Change in Sub-Classification” - in the section titled “Introduction and Background”, the disclosure states that: “The Board considered the Adviser’s recommendation to change the status of the Fund to non-diversified under the 1940 Act. The Board considered all relevant factors, including the potential impact of Proposal 3 on the Fund and its risk profiles”. Please provide additional disclosure that discusses the relevant factors considered by the Board in connection with its determination to approve Proposal 3.

Response: The disclosure has been revised consistent with the comment.

33. Comment: On Page 30, in the section titled “General Information About the Funds”, the disclosure provides the name of the Distributor, but not the address of the Distributor. Please provide the Distributor’s address or otherwise provide a cross-reference to the Distributor’s address if it has the same address of an affiliate of the Distributor, such as the Adviser.

Response: The disclosure has been revised consistent with the comment.

34. Comment: In the section titled “Vote Required” under both of Proposal 1 and Proposal 3, the quorum required for convening the Special Meeting is not disclosed. Please add disclosure indicating the applicable quorum requirements with respect to each of these two Proposals.

Response: The disclosure has been revised consistent with the comment.

35. Comment: On Page 35, under the section titled “Expenses”, in the first sentence of that section, the phrase “costs of the Special Meeting” is used when referring to the proxy solicitation process. Please revise this disclosure to specifically reference the “costs of the proxy solicitation process” rather than “the costs of the Special Meeting”.

Response: The disclosure has been revised consistent with the comment.

36. Comment: On Page 35, under the section titled “Expenses”, in the first sentence of that section, the phrase “the costs of any third-party solicitor” is used when identifying the components of the costs of the proxy solicitation process. Because the name of the third-party solicitor that has been retained to assist with the proxy solicitation process is already disclosed elsewhere in the Proxy Statement, please revise the disclosure in this sentence to specifically reference the third-party solicitor firm by its legal name.

Response: The disclosure has been revised consistent with the comment.

37. Comment: On Page 35, under the section titled “Expenses”, in the first sentence of that section which provides the estimated total amount of the proxy solicitation process, please break out separately the fee to be paid to the third-party proxy solicitor firm.

Response: The disclosure has been revised consistent with the comment.

38. Comment: On Page 35, under the section titled “Expenses”, in the first sentence of that section, it is noted that the total estimated costs include any “out of pocket expenses” to be incurred. Please add additional disclosure specifically identifying what such out of pocket expenses are expected to consist of, or otherwise remove the disclosure.

Response: The disclosure has been revised consistent with the comment.

39. Comment: On Page 35, under the section titled “Expenses”, in the second and third sentences of that section, it is stated that: “The Adviser will bear its allocable portion of those expenses allocable with respect to Proposal 1 and each Fund will bear its allocable portion of those expenses with respect to Proposal 2. The Partners III Opportunity Fund will bear the allocable expenses with respect to Proposal 3”. Please provide additional disclosure indicating the amounts to be paid for such allocated expenses by each respective party identified.

Response: The disclosure has been revised consistent with the comment.

40. Comment: On Page 35, under the section titled “Expenses”, in the second sentence of that section, it is stated that: “The Adviser will bear its allocable portion of those expenses allocable with respect to Proposal 1….”. Please provide additional disclosure indicating whether the Adviser will be paying for its allocated costs form its own legitimate profits.

Response: The disclosure has been revised consistent with the comment.

41. Comment: On Page 35, under the section titled “Expenses”, in the second sentence of that section, it is stated that: “The Adviser will bear its allocable portion of those expenses allocable with respect to Proposal 1….”. Please confirm supplementally to the Staff whether the Adviser or any of its affiliates intend to seek reimbursement for the payments made.

Response: This will confirm that neither the Adviser nor any of its affiliates intend to seek any reimbursement with respect to the expenses incurred.

42. Comment: On Page 35, under the section titled “Expenses”, in the last sentence of that section, it is stated that: “Additional solicitations may be made by telephone, fax or personal contact by officers or employees of the Adviser and its affiliates or by the proxy soliciting firm, Okapi Partners LLC, that has been retained to assist with the solicitation of proxies”. Please disclose specifically which affiliates of the Adviser will be involved with the making of such additional solicitations of shareholders, or otherwise remove the reference to the Adviser’s affiliates being engaged to conduct the additional solicitations.

Response: The disclosure has been revised consistent with the comment.

43. Comment: In Appendix D titled “Investment Advisory Fees and Expense Waiver Arrangements”, in section 2 titled “Fee and Expense Waiver Arrangements”, please include additional disclosure stating that the terms of the contractual waivers will continue in effect following the completion of the Transaction.

Response: The disclosure has been revised consistent with the comment.

44. Comment: In Appendix D titled “Investment Advisory Fees and Expense Waiver Arrangements”, in section 2 titled “Fee and Expense Waiver Arrangements”, the last sentence states that: “In addition to the aforementioned expense reimbursements, the Adviser may voluntarily waive all or a portion of its fees for any Fund from time to time. The Adviser may discontinue or modify any such voluntary waiver at any time without notice.” Please include additional disclosure regarding the nature of the voluntary fee waiver arrangements engaged in by the Adviser, or otherwise remove this disclosure.

Response: The disclosure has been revised consistent with the comment.

45. Comment: In Appendix E titled “Factors Considered by the Board of Trustees in Approving the New Management and Investment Advisory Agreements with Weitz Investment Management, Inc. for each of the Funds”, the disclosure states that: “The Board was informed that the New Business Administration Agreement was substantially similar to the Prior Business Administration Agreement….” Please revise the disclosure to state that that there are no material differences between the Prior Business Administration Agreement and the New Business Administration Agreement other than the date of the Agreements. In addition, please explain to the Staff supplementally the material terms of the Prior Business Administration Agreement and the New Business Administration Agreement.

Response: The disclosure has been revised consistent with the comment. Please be advised that, pursuant to the terms of the Prior Business Administration Agreement and the New Business Administration Agreement, the Adviser provides certain types of non-advisory-related business administration services to the Funds in connection with the ongoing management of the Funds’ business operations, which is a service that the Adviser has provided to the Funds since their inception.

46. Comment: On each of the proxy cards, a statement should be provided in bold type indicating on whose behalf the proxy is being solicited.

Response: The disclosure has been added consistent with the comment.

* * * *

I trust that the foregoing is responsive to each of your comments.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

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